82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

26th April, 2004

The Secretary
The Calcutta Stock Exchange
Association Ltd.,
7, Lyons Range
Kolkata 700 001

The Secretary
The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

SUPPL

The Secretary
The National Stock Exchange of
India Limited
Exchange Plaza, Bandra-Kurla
Complex, Bandra (E)
Mumbai 400 051

The Secretary
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

Dear Sirs,

In terms of the Listing Agreement, Please find enclosed a Certificate dated 26th April, 2004 from M/s. Vinod Kothari & Co., practising Company Secretaries, relating to issuance/delivery of Share Certificates lodged with the Company for transfer, sub-division, consolidation and renewal. The said Certificate is for the half year ended 31st March, 2004.

Yours faithfully,
ITC Limited

(Arun Bose)
Assistant Secretary

Encl : As above.

ITC Limited

Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Shop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

Society de la Bouse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

VINOD KOTHARI & CO.
Company Secretary
1012 Krishna, 224 A J C Bose Road
Kolkata - 700 017. India
Phone/fax : 91-33-22811276/22817715/22813742
http://vinodkothari.com
e-mail:vinod@vinodkothari.com

TO WHOMSOEVER IT MAY CONCERN

I/We have examined all relevant Books, Registers, Forms, Documents and papers of **IT C Limited** for the purpose of issuing this certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchange and hereby certify that the Company has despatched, during the half year ended 31st March, 2004:

(a) All certificates of shares within one month from the date of lodgement of valid and complete transfer documents (excluding the time period of 30 days given to the transferees for exercising option to dematerialise the shares in terms of the transfer-cum-demat scheme of the depositories which has been withdrawn vide SEBI's Circular No. SEBI/MRD/CIR-10/2004 dated 10th February, 2004), unless the Company has been precluded from doing so by an order of a competent authority or a notice issued by the transferor/investor.

(b) All certificates of shares issued on sub-division, consolidation, renewal and exchange of certificates within one month from the date of lodgement of the same with the Company.

Place: Kolkata
Date: 26.04.2004

Signature-------------------------

Vinod Kothari & Company
(Name of the Firm)

C P 1391
(C.P.Number)